PROSPECTUS SUPPLEMENT NO. 9	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated May 3, 2013)	Registration No. 333-166556

JONES SODA CO.

3,207,500 Shares of Common Stock underlying Warrants

This prospectus supplement amends and supplements the prospectus dated April 30, 2013, effective on May 3, 2013, which forms a part of our Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (Registration Statement No. 333-166556) (the “Prospectus”).  The Prospectus relates to the sale and issuance of up to 3,207,500 shares of common stock of Jones Soda Co. to holders of outstanding warrants, upon exercise of such warrants.

On March 6, 2014, we filed with the Securities and Exchange Commission a current report on Form 8-K.  This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the prospectus with the information contained in the current report on Form 8-K.  Accordingly, we have attached the Form 8-K report to this prospectus supplement.

You should read this prospectus supplement in conjunction with the prospectus, which is to be delivered with this prospectus supplement.  If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common stock involves a high degree of risk.  See “Risk Factors” beginning on page 3 of the prospectus for a discussion for the risks associated with our business.  Also see “Cautionary Notice Regarding Forward-Looking Statements” in our annual report on Form 10-K and our latest quarterly report on Form 10‑Q.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 6, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 6, 2014

Jones Soda Co.

(Exact Name of Registrant as Specified in Its Charter)

Washington

(State or Other Jurisdiction of Incorporation)

0-28820	52-2336602
(Commission File Number)	(IRS Employer Identification No.)

1000 First Avenue South, Suite 100, Seattle, Washington	98134
(Address of Principal Executive Offices)	(Zip Code)

(206) 624-3357

(Registrant's Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On March 6, 2014, Jones Soda Co. (the "Company") issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2013. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The Company will host a conference call to discuss the Company's financial results for the fourth quarter and year ended December 31, 2013 on March 6, 2014 at 4:30 p.m. Eastern time. This call will be webcast and can be accessed by visiting our website at www.jonessoda.com or www.jonessoda.com/company/jones-press/webcasts. Investors may also listen to the call via telephone by dialing (719) 325-2435 (confirmation code: 2097268). In addition, a telephone replay will be available by dialing (858) 384-5517 (confirmation code: 2097268) through March 13, 2014, at 11:59 p.m. Eastern Time.

The information in this Current Report in Item 2.02 and Exhibit 99.1 is being furnished to the Securities and Exchange Commission and shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, and shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01.Financial Statements and Exhibits.

(d)Exhibits.

Exhibit No.	Exhibit Description
99.1	Press Release, dated	March 6, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JONES SODA CO.

Date:	March 6, 2014	By:	/s/ Carrie L. Traner
Carrie L. Traner, Vice President of Finance

FOR IMMEDIATE RELEASE

JONES SODA CO. REPORTS FISCAL 2013 FOURTH QUARTER AND YEAR-END RESULTS

Turnaround Plan Delivers 35% Net Loss Improvement for 2013

Seattle, WA - March 6, 2014 - Jones Soda Co. (the Company or Jones Soda) (OTCQB: JSDA), a leader in the premium soda category and known for its unique branding and innovative marketing, today announced results for the fourth quarter and year ended December 31, 2013.

Results for 2013 continue to reflect the efforts of our Turnaround Plan, which was initiated with the change in management in the second half of 2012. These results also reflect investments to support our emerging partnerships with distributors and retailers in certain key markets, while continuing to work within a reduced and more prudent general and administrative cost structure.

For the year ended December 31, 2013, net loss improved to $1.9 million, or $(0.05) per share, compared to a net loss of $2.9 million, or $(0.08) per share, in the prior year. Cash at December 31, 2013 was $1.5 million compared to $1.7 million in the prior year, a decrease of $190,000.

“With six quarters into the Turnaround, we have made tremendous strides as evident in our dramatically-improved net operating results, stabilized balance sheet, cash position, and cash used in operations for the year approaching breakeven. The fourth quarter results are illustrative of the bumps along the way toward recalibrating a business to profitable growth in an industry that is undergoing rapid change,” stated Jennifer Cue, CEO of Jones Soda Co. Ms. Cue continued, “Still, the foundation for Jones’ future is very strong. We’ve got a powerful brand, an entrepreneurial team and a mindset to driving future growth through innovation once again.”

For the fourth quarter of 2013, revenues decreased by 32.1% to $2.1 million compared to the prior year quarter of $3.1 million. Net loss increased to $1.1 million, or $(0.03) per share, compared to a net loss of $448,000, or $(0.01) per share, for the fourth quarter 2012. The fourth quarter results were impacted by reduced revenue due to tradespend associated with a seasonal program, as well as general softness in sales across the CSD industry compared to a year ago. In addition, the results for 2012 were favorably impacted by sales of seasonal holiday packs.

Full Year Review - Comparison of Years Ended December 31, 2013 and 2012

"	Revenue decreased 16.4% to $13.7 million, compared to $16.4 million last year.
"	Gross margin decreased to 23.8% of revenue, compared to 27.4% of revenue last year.
"	Operating expenses decreased 29.9% to $5.1 million, compared to $7.3 million last year.
"	Net loss decreased to $1.9 million, or $(0.05) per share, compared to a net loss of $2.9 million, or $(0.08) per share, last year, an improvement of 34.8%.
"	Cash used in operations was $317,000 compared to $2.9 million last year.

Fourth Quarter Review - Comparison of Quarters Ended December 31, 2013 and 2012

"	Revenue decreased 32.1% to $2.1 million, compared to $3.1 million last year.
"	Gross margin decreased to 12.2% of revenue, compared to 22.9% of revenue last year.
"	Operating expenses increased 15.2% to $1.3 million, compared to $1.1 million last year.
"	Net loss increased to $1.1 million, or $(0.03) per share, compared to a net loss of $448,000 or $(0.01) per share, last year, an increase of 138.6%.
"	Cash provided by operations was $306,000 versus cash provided by operations of $247,000 last year.

Conference Call

The Company will discuss its results for the quarter and fiscal year ended December 31, 2013 on its scheduled conference call today, March 6, 2014 at 4:30 p.m. Eastern time (1:30 p.m. Pacific time). This call will be webcast and can be accessed by visiting our website at www.jonessoda.com or www.jonessoda.com/company/jones-press/webcasts. Investors may also listen to the call via telephone by dialing (719) 325-2435 (confirmation code: 2097268). In addition, a telephone replay will be available by dialing (858) 384-5517 (confirmation code: 2097268) through March 13, 2014, at 11:59 p.m. Eastern Time.

About Jones Soda Co.

Headquartered in Seattle, Washington, Jones Soda Co.® markets and distributes its premium beverages under the Jones® Soda, Jones Zilch®, Natural Jones™ Soda and WhoopAss™ Energy Drink brands. A leader in the premium soda category, Jones Soda is known for its variety of flavors, high quality ingredients (including pure cane sugar), and innovative labeling technique that incorporates always-changing photos sent in from its consumers. Jones Soda is sold through traditional beverage retailers in markets primarily across North America. For more information, visit www.jonessoda.com or www.myjones.com.

Forward-Looking Statements Disclosure

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all passages containing words such as “will,” “aims,” “anticipates,” “becoming,” “believes,” “continue,” “estimates,” “expects,” “future,” “intends,” “plans,” “predicts,” “projects,” “targets,” or “upcoming.” Forward-looking statements also include any other passages that are primarily relevant to expected future events or that can only be evaluated by events that will occur in the future. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Factors that could affect the Company's actual results include, among others: its ability to successfully execute on its operating plans for 2014; its ability to maintain and expand distribution arrangements with distributors, independent accounts, retailers or national retail accounts; its ability to manage operating expenses and generate sufficient cash flow from operations; its ability to increase revenues and achieve case sales goals on reduced operating expenses; its ability to develop and introduce new products to satisfy customer preferences; its ability to market and distribute brands on a national basis; changes in consumer demand or market acceptance for its products; its ability to increase demand and points of distribution for its products or to successfully innovate new products and product extensions; its ability to maintain relationships with co-packers; its ability to maintain a consistent and cost-effective supply of raw materials; its ability to maintain brand image and product quality; its ability to attract, retain and motivate key personnel; its ability to protect its intellectual property; the impact of future litigation; the impact of intense competition from other beverage suppliers; and its ability to access the capital markets for any future equity financing, and any actual or perceived limitations by being traded on the OTCQB Marketplace. More information about factors that potentially could affect the Company’s operations or financial results is included in its most recent annual report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission on March 27, 2013, and in its quarterly reports on Form 10-Q filed in 2013. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this release. Except as required by law, the Company undertakes no obligation to update any forward-looking or other statements in this press release, whether as a result of new information, future events or otherwise.

For further information, contact:

Carrie L. Traner

Vice President of Finance

Jones Soda Co.

(206) 624-3357 or ctraner@jonessoda.com

JONES SODA CO.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)

	Three months ended December 31,		Twelve months ended December 31,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)
Revenue	$2,096	$3,089	$13,696	$16,384
Cost of goods sold	1,841	2,383	10,433	11,902
Gross profit	255	706	3,263	4,482
Gross profit %	12.2%	22.9%	23.8%	27.4%

Operating expenses:
Promotion and selling	578	509	2,322	3,357
General and administrative	722	619	2,779	3,922
	1,300	1,128	5,101	7,279
Loss from operations	(1,045)	(422)	(1,838)	(2,797)
Other (expense) income, net	(8)	(8)	10	(15)
Loss before income taxes	(1,053)	(430)	(1,828)	(2,812)
Income tax expense, net	(16)	(18)	(65)	(91)
Net loss	$(1,069)	$(448)	$(1,893)	$(2,903)

Net loss per share - basic and diluted	$(0.03)	$(0.01)	$(0.05)	$(0.08)
Weighted average basic and diluted common shares outstanding	38,688,658	38,534,212	38,593,465	37,909,278

	Three months ended December 31,		Twelve months ended December 31,
Case sale data (288-ounce equivalent)	2013	2012	2013	2012
Finished product cases	178,000	225,400	1,036,000	1,190,500

JONES SODA CO.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,
	2013	2012
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,464	$1,654
Accounts receivable, net of allowance of $42 and $93	1,034	1,742
Inventory	2,315	2,223
Prepaid expenses and other current assets	410	264
Total current assets	5,223	5,883
Fixed assets, net of accumulated depreciation of $1,194 and $1,787	232	497
Other assets	59	640
Total assets	$5,514	$7,020
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$871	$885
Accrued expenses	892	767
Taxes payable	37	45
Deferred rent, current portion	35	30
Capital lease obligations, current portion	13	24
Total current liabilities	1,848	1,751
Capital lease obligations	16	58
Long-term liabilities — other	390	427
Shareholders’ equity:
Common stock, no par value:
Authorized — 100,000,000; issued and outstanding shares — 38,710,416 and 38,530,416 shares, respectively	52,981	52,867
Additional paid-in capital	7,941	7,590
Accumulated other comprehensive income	355	451
Accumulated deficit	(58,017)	(56,124)
Total shareholders’ equity	3,260	4,784
Total liabilities and shareholders’ equity	$5,514	$7,020